August 3, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	BowX Acquisition Corp.
Registration Statement on Form S-1
Filed July 17, 2020, as amended
File No. 333-239941

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of BowX Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 4, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 613 copies of the Preliminary Prospectus dated July 28, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC
as Sole Underwriter

By:	/s/ Carlos Alvarez
Name: Carlos Alvarez Title: Managing Director

By:	/s/ Abhimanyu Sinha
Name: Abhimanyu Sinha Title: Director

[Signature Page to Underwriter Acceleration Request Letter]